Exhibit 99.1

PyroGenesis Announces European Patent Office’s Intent to Grant Plasma Atomization (3D Printing) Patent;

Increasing Productivity and Further Controlling Particle Size Distribution

MONTREAL, Quebec (GlobeNewswire – March 11th, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that the European Patent Office has issued its intent to grant PyroGenesis a patent based on its prosecuted application for a “Plasma Apparatus for the Production of High Quality Powders at High Capacity”.

This patent relates to the production of high purity spheroidal powders for use in additive (3D printing) manufacturing, but which can also be used in hot isostatic pressing (HIP). Specifically, this patent aims at providing a simplified device geared to increasing productivity while at the same time allowing for further control over particle size distribution, thereby reducing overall costs. This patent has been filed for patent protection in an additional six different jurisdictions.

“European patents provide protection not only in the 38 member states of the European Patent Organization, but also in two extension states plus four validation states. This represents an area with approximately 700 million inhabitants1,” said Pierre Carabin, Chief Technology Officer of PyroGenesis. “This new addition to our intellectual property portfolio brings the total number of issued and pending patents held by the Company to 124, which is a historical high. We currently have 100 patent applications in progress, covering 19 families of invention. When combined with our significant know-how and trade secrets, we are continuing to create a formidable barrier to entry in the markets we serve.”

“This European patent will further strengthen our position as a leader in powder production not only in Europe, but world-wide,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “We have seen a steady increase in demand for plasma atomized powders and not only with respect to titanium alloys. With an increased production rate and a higher yield, we can now open up new markets where materials, that would normally have been too expensive to consider in additive manufacturing, can now be used economically. This type of innovation not only secures PyroGenesis’ position as a powder producer but, in management’s opinion, significantly increases the overall market potential for PyroGenesis’ powder offerings.”

1 https://www.epo.org/about-us/at-a-glance.html

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/